Exhibit 99.1

Media Contact:
Terry Balluck
Kimberly-Clark Corp.
+1-972-281-1481
media.relations@kcc.com

Kimberly-Clark Announces Nomination of Todd Maclin and
Dunia Shive to Board of Directors
DALLAS, March 8, 2019 - Kimberly-Clark Corporation (NYSE: KMB) announced that S. Todd Maclin and Dunia A. Shive have been nominated for election to its Board of Directors at the company’s 2019 Annual Meeting of Shareholders on May 2, 2019. Current board members John F. Bergstrom and James M. Jenness will be retiring in 2019.
Mr. Maclin had a 37-year career at JPMorgan Chase & Co. and its predecessor banks, where he rose to Chairman of Chase Commercial and Consumer Banking in 2013 and served on the company’s Operating Committee. Mr. Maclin currently serves on The University of Texas Development Board, the Advisory Council for McCombs Graduate School of Business, the Executive Committee of The University of Texas Chancellor’s Council, the board of visitors of UT Southwestern Health System, the Steering Committee for the O’Donnell Brain Institute for UT Southwestern, and the board of Southwestern Medical Foundation and a member of its Investment Committee. Mr. Maclin also serves on the board of directors of RRH Corporation, the parent company of Hunt Consolidated, Inc.
Ms. Shive brings extensive media experience from her background as Senior Vice President of TEGNA Inc., formerly Gannett Co., Inc., a broadcast and digital media company, from 2013 to 2017. She previously served as President and Chief Executive Officer of Belo Corp. from 2008 to 2013, which was acquired by Gannett in 2013. She joined Belo Corp. in 1993 and served as Chief Financial Officer and various other leadership positions prior to her election as President and Chief Executive Officer. She previously served on the board of directors for Dr Pepper Snapple Group, Inc. until July 2018 and currently serves on the board of directors for Trinity Industries, Inc., and as a Trustee for Parks of Downtown Dallas.
“We are excited about our plan to add Todd and Dunia to the board,” said Thomas J. Falk, Executive Chairman of Kimberly-Clark. “Todd has deep finance and consumer experience, having led the consumer division of the largest bank in the U.S., and Dunia brings a valuable perspective from leadership roles in major media companies that offer marketing solutions across digital and traditional media platforms. Todd and Dunia will bring significant leadership perspective and capabilities as we execute our growth agenda.”
Falk added, “John and Jim have both made significant contributions to our board, strategy and culture over their tenures. I want to thank them for their extensive commitment to our company and our shareholders.”

About Kimberly-Clark
Kimberly-Clark (NYSE: KMB) and its trusted brands are an indispensable part of life for people in more than 175 countries. Fueled by ingenuity, creativity, and an understanding of people’s most essential needs, we create products that help individuals experience more of what’s important to them. Our portfolio of brands, including Huggies, Kleenex, Scott, Kotex, Cottonelle, Poise, Depend, Andrex, Pull-Ups, GoodNites, Intimus, Neve, Plenitud, Viva and WypAll, hold the No. 1 or No. 2 share position in 80 countries. We use sustainable practices that support a healthy planet, build stronger communities, and ensure our business thrives for decades to come. To keep up with the latest news and to learn more about the company's 147-year history of innovation, visit kimberly-clark.com or follow us on Facebook or Twitter.
Important Additional Information
The Company, its directors, and certain executive officers may be deemed to be participants in a solicitation of proxies from the Company’s shareholders at its 2019 Annual Meeting of Shareholders in connection with the director nominations disclosed above. Information regarding the Company’s directors and executive officers and their respective interests in the Company, by security holdings or otherwise, is set forth in the Company’s Definitive Proxy Statement for its 2019 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2019, and other reports filed by the Company and ownership forms filed by the directors and executive officers with the SEC. The Company urges its shareholders to carefully read the Definitive Proxy Statement for its 2019 Annual Meeting of Shareholders, and any other relevant documents filed by the Company with the SEC, when available because they will contain important information. Shareholders may obtain free copies of the materials referenced above at www.sec.gov or www.kimberly-clark.com.

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